Exhibit 99.1

YM BIOSCIENCES REPORTS ADDITIONAL RESULTS FROM
NIMOTUZUMAB PHASE III STUDY IN CHILDREN WITH GLIOMA
PRESENTED BY ONCOSCIENCE AG

MISSISSAUGA, Canada - October 29, 2009 - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported additional results from a completed phase III study of nimotuzumab in children with diffuse intrinsic pontine glioma (DIPG). The updates to the preliminary data at ASCO 2008 were presented by Oncoscience AG, YM’s licensee for nimotuzumab in Europe, at the 41st Annual Meeting of the International Society of Pediatric Oncology (SIOP) held in Sao Paulo, Brazil from October 5th-9th, 2009.

“These results demonstrate that nimotuzumab continues its long record of differentiated and remarkable safety and that it brings important benefits to children with this disease who are otherwise subject to aggressive chemotherapy,” said Ferdinand Bach, CEO of Oncoscience, the sponsor of the trial. “These additional results showed that the benefit of nimotuzumab, in combination with radiotherapy in patients with diffuse intrinsic pontine glioma, was comparable to the combination of aggressive radio-chemotherapy.” Mr. Bach added, “Based on the results of this trial we intend to submit a Pediatric Investigation Plan (PIP) to the EMEA forthwith which, if approved by the Pediatric Committee (PDCO) would support a submission for marketing authorization.”

Oncoscience reported that patients were able to stay at home or attend school while undergoing treatment with nimotuzumab. After 24 weeks PR and SD was reported in 76% of the children and the median survival of all patients was 9.6 months, with responders having a median survival of 11.4 months. After one year of treatment, 14 of the 41 patients (34%) were reported alive compared to a historical rate of 39.9% (+/- 4.3%) reported for aggressive chemotherapy and radiotherapy by Wolff et al (J Neuro Oncology Vol. 79. #3, September 2006).

The multi-centre, open-label, single-arm study was completed in 2007 and designed to evaluate the effectiveness of nimotuzumab combined with radiation in children with newly diagnosed DIPG, an inoperable form of brain cancer for which treatment options are severely limited. The study enrolled 42 patients aged 3 to 16 years (median 7 years) between April 2006 and August 2007, with 41 patients evaluable for response. The primary endpoint is reported to be “probability of a patient surviving progression-free six months post-diagnosis or median PFS over six months” and secondary endpoints included overall survival, response rate, toxicity and quality of life. The principal investigator is Professor Udo Bode at the University of Bonn, Germany.

"Nimotuzumab continues to demonstrate efficacy in trials throughout the world while avoiding the severe toxicities of the currently available EGFR-targeting drugs,” said David Allan, Chairman and CEO of YM BioSciences. "These results underscore the value of a drug that can deliver benefit while maintaining quality of life. Adding to the body of safety and efficacy data for nimotuzumab, 48-month survival data from the randomized 4-arm “BEST” trial will be presented at ASTRO 2009 which will permit reviewers to observe the activity and efficacy of nimotuzumab in the absence of the severe toxicities of the class.”

YM is currently conducting a Phase II study in children suffering from recurrent DIPG at ten of the principal oncology hospitals in the US as well as sites in Canada and Israel, with data expected in 2010. The drug is available on a compassionate use basis in the US for children with pediatric glioma and is designated an Orphan Drug for adult and pediatric glioma by the FDA as well as the EMEA for Europe.

ASTRO Presentation
An oral presentation will be delivered at the American Society for Therapeutic Radiology and Oncology’s Annual Meeting on November 2, 2009 reporting on 48 month survival data in “BEST”, a randomized 4-arm trial of nimotuzumab with radiation and chemoradiation with patients with locally advanced head and neck cancer. Scientific Session D: Head and Neck I - Advances in Targeted Biologic Therapy, 11:20a.m., Room W184.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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